CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ZOOM TECHNOLOGIES, INC.

The undersigned, for the purposes of amending the Amended and Restated Certificate of Incorporation of Zoom Technologies, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: The Board of Directors of the Corporation (the "Board") duly adopted in accordance with Section 141(b) of the DCGL, at a meeting of the Board held on October 25, 2013, a resolution proposing and declaring advisable the following paragraph to be added to Article FOURTH of the Amended and Restated Certificate of Incorporation of said Corporation as Paragraph 3 of Article Fourth:

> ARTICLE FOURTH
>
> 3.   Upon the effectiveness of the amendment to the certificate of incorporation containing this sentence (the "Split Effective Time") each share of the Common Stock issued and outstanding immediately prior to the date and time of the filing hereof with the Secretary of State of the State of Delaware shall be automatically changed and reclassified into a smaller number of shares such that each ten (10) shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Split Effective Time who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Split Effective Time, shall receive a full share of Common Stock upon the surrender of such stockholders' old stock certificate. No stockholders will receive cash in lieu of fractional shares.
>
> The number of authorized shares of Common Stock and Preferred Stock set forth in paragraph 1 above shall not change.

SECOND: The holders of a majority of the issued and outstanding voting stock of the Corporation have voted in favor of said amendment.

THIRD: The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: The aforesaid amendment shall be effective as of November 11, 2013.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Amended and Restated Certificate of Incorporation of Zoom Technologies, Inc. to be duly executed by the undersigned this 7th day of November, 2013.

ZOOM TECHNOLOGIES, INC.

By: /s/ Patrick Wong
Name: Patrick Wong
Title: Chief Financial Officer